Exhibit (a)(5)
[INCO LOGO]
Notice of Offer to Purchase in Cash
Liquid Yield Optiontm Notes due March 29, 2021; Convertible Debentures due 2023; and
3 1/2% Subordinated Convertible Debentures due 2052
      Inco Limited, a corporation existing under the laws of Canada (“Inco”) and headquartered in Toronto, announced today its offers to holders to purchase all of its Liquid Yield Optiontm Notes due March 29, 2021 (the “LYONs”) at a purchase price of $632.02 per $1,000 amount payable at maturity; Convertible Debentures due 2023 (the “2023 Debentures”) at a purchase price of $931.44 per $1,000 amount payable at maturity; and 3 1/2% Subordinated Convertible Debentures due 2052 at a purchase price of $1,010.79 per $1,000 principal amount (the “2052 Debentures,” and together with the LYONs and the 2023 Debentures, the “Debentures”), subject to the terms and conditions described in the Offer to Purchase, dated November 13, 2006 (the “Offer to Purchase”), and related Purchase Notice (the “Purchase Notice”) (which together, as they may be amended and supplements from time to time, constitute the “Offer”). Inco has elected to pay the purchase price in the Offer solely in cash. The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on January 5, 2007, unless the Offer is extended.
      Inco is offering to purchase the Debentures to satisfy its obligation under the indentures pursuant to which the Debentures were originally issued to repurchase the Debentures following a “change in control” of Inco. A change in control of Inco occurred as a result of the acquisition of more than 50% of Inco’s common shares by CVRD Canada Inc., a wholly-owned subsidiary of Companhia Vale do Rio Doce, in connection with its take-over bid for Inco. Debenture holders’ opportunity to surrender Debentures for purchase in the Offer will commence on November 13, 2006, and will terminate at 5:00 p.m., New York City time, on January 5, 2007. In order to surrender Securities for purchase, a purchase notice must be delivered to The Bank of New York, the paying agent, or through The Depository Trust Company by 5:00 p.m., New York City time, on January 5, 2007. Holders may withdraw any Debentures previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on January 5, 2007 by delivering a notice of withdrawal to the paying agent at the address listed in the Offer to Purchase or through the Depository Trust Company. Inco will not extend the period holders have to accept the offers unless required to do so by Canadian or U.S. federal securities laws. Generally, a holder of Debentures will be subject to U.S. federal income taxation and applicable withholding upon receiving cash in exchange for the Securities a holder tenders to the Offer. The receipt of cash in exchange for Securities pursuant to the Offer may have Canadian tax implications. Debenture holders are urged to consult their tax advisors.
      The information required to be disclosed by Rule 13e-4(d)(1) of the Securities and Exchange Act, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and Purchase Notice contain important information that shareholders should read carefully before they make any decision with respect to the Offer. Copies of the Offer to Purchase and Purchase Notice may be obtained promptly at Inco’s expense from Inco. For copies, please contact Inco at: Catherine O’May, Manager, Shareholder Services (416) 361-7511.